File No. 812-13785

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

___________________________________

Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and 17(a)(2) of the 1940 Act.

_____________________________________

In the Matter of:

Huntington Asset Advisors, Inc.

Huntington Strategy Shares

SEI Investments Distribution Co.

_____________________________________

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Leslie K. Klenk, Esq.

Scot E. Draeger, Esq.

Bernstein Shur

100 Middle Street

P.O. Box 9729

Portland, ME 04104-5029

WITH A COPY TO:

Michelle Forgach, Chief Compliance Officer

Huntington Asset Advisors, Inc.

41 South High Street

Columbus, Ohio 43215

John Munch, Esq.

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Page 1 of 51 sequentially numbered pages

As filed with the Securities and Exchange Commission on June 10, 2011.

TABLE OF CONTENTS

TABLE OF CONTENTS                                                                                                        2

I.    INTRODUCTION                                                                                                            5

   A.     Summary of Application                                                                                             5

   B.     Precedent for Requested Relief                                                                                   7

II.  APPLICANTS                                                                                                                   8

A.     The Trust                                                                                                                     8

B.     The Adviser                                                                                                                 9

C.     The Distributor                                                                                                            9

 III. APPLICANTS’ PROPOSAL                                                                                           10

       A.     Operational Structure of the Funds                                                                            10

                1.     Capital Structure and Voting Rights; Book Entry                                               10

                2.     Investment Objective(s) and Principal Investment Strategies                              10

a.     General                                                                                                    10

b.     Depositary Receipts                                                                                 13

                     3.     Listing Market                                                                                                 13

       B.     Purchases and Redemptions of Creation Units                                                           14

1.     Generally                                                                                                          14

2.     Placement of Orders to Purchase Creation Units                                               16

        a.     Generally                                                                                                  16

        b.     Settlement Process                                                                                   16

3.     Timing & Transmission of Purchase Orders                                                       18

4.     Payment for Creation Units                                                                               19

   5.     Placement of Orders to Redeem Creation Units                                                19

C.     Dividends, Distributions and Taxes                                                                           21

D.     Shareholder Transaction Expenses; Operational Fees and Expenses                         21

         1.     Transaction Fees                                                                                             21

         2.     Other Expenses                                                                                               22

E.      Dividend Reinvestment Service                                                                                22

F.      Disclosure Documents                                                                                             22

TABLE OF CONTENTS (CONT.)

G.     Sales & Marketing                                                                                                 23

H.    Availability of Information                                                                                       24

I.     Investing Funds                                                                                                       24

 1.     Overview of Investing Funds                                                                            24

2.     Fees/Expenses Associated with Investments in Funds                                       25

IV.  SUPPORT FOR THE RELIEF REQUESTED                                                              25

A.     Support for Relief Requested Pursuant to Section 6(c) of the 940 Act                    25

B.     Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the 1940 Act       26

C.     Support for Relief Requested Pursuant to Section 17(b) of the 1940 Act               27

D.     The Product Does Not Raise Concerns                                                                27

         1.     Structure and Operation of the Trust and the Funds Compared

                 to Index ETFs                                                                                              27

                 a.     Portfolio Transparency, “Front-Running” and “Free-Riding”                   28

                 b.     Liquidity of Portfolio Instruments                                                          28

                 c.     Arbitrage Mechanism                                                                           29

               2.     Investor Uses and Benefits of Products                                                         29

               3.     The Commission Should Grant the Exemptive Relief Requested                     30

V.   REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS  30

A.     Sections 2(a)(32) and 5(a)(1) of the 1940 Act                                                     30

B.     Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act                      31

C.     Section 12 (d)(1) of the 1940 Act                                                                       33

D.     Sections 17(a)(1) and 17(a)(2) of the 1940 Act                                                   37

         1.     Affiliates: Other than Investing Funds                                                           37

         2.     Affiliates: Investing Funds                                                                            40

VI.   EXPRESSED CONDITIONS TO THIS APPLICATION                                         41

A.    Actively-Managed Exchange-Traded Fund Relief                                                 41

TABLE OF CONTENTS (CONT.)

 B. Section 12(d)(1) Relief                                                                                            42

VII.  PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES                      44

AUTHORIZATIONS                                                                                                         46

VERIFICATIONS                                                                                                              49

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Huntington Asset Advisors, Inc.

41 South High Street

Columbus, Ohio 43215

Huntington Strategy Shares

2960 North Meridian St., Suite 300

Indianapolis, Indiana 46208

SEI Investments Distribution Co.

One Freedom Valley Drive

Oaks, Pennsylvania 19456

File No.  812-13785

Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and 17(a)(2) of the 1940 Act.

I. INTRODUCTION

A.     Summary of Application

       Huntington Asset Advisors, Inc. (“Adviser”), Huntington Strategy Shares, a newly created Delaware statutory trust (“Trust”) and SEI Investments Distribution Co. (“Distributor” and, collectively with the Adviser and the Trust, “Applicants”) hereby file this Amended and Restated Application seeking an order under Sections 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act; Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and (B) (“Application”).

       The Trust intends to operate as a multi-series investment company and to initially create and operate two (2) actively-managed investment series (the “Initial Funds”).

        Applicants request that the relief requested herein extend to any future series of the Trust and to any other open-end investment company or series thereof that is an actively managed exchange-traded fund (“ETF”) (“Future Funds”).  Any Future Fund shall: (i) be advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser,1 and (ii) comply with the terms and conditions of the order.  The Initial Funds, together with any Future Funds comprise the “Funds.”  Each Fund shall operate as an ETF.

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1  Any such advisory entity will be registered as an investment adviser under the Investment Advisers Act of 1940.

       The order would permit, among other things, (i) shares ("Shares") of the Funds to trade on national securities exchanges, as defined in the Section 2(a)(26) of the 1940 Act ("Listing Market”) at prices set by the market rather than at net asset value per Share ("NAV"); (ii) Shares to be redeemable in large aggregations only ("Creation Units"); (iii) certain affiliated persons of the Trust and affiliated persons of such affiliated persons ("Second Tier Affiliates”) to buy securities from, and sells securities to, the Trust in connection with the "in-kind" purchase and redemption of Creation Units; (iv) certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in the Section 12(d)(1)(A) and a Fund, and any principal underwriter for the Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act," and such persons registered under the Exchange Act, "Broker(s)"), to sell Shares beyond the limitations in Section 12(d)(1)(B); and (v) a Fund to sell its Shares to and redeem its Shares from an Investing Fund (as defined below) of which the Fund is an affiliated person or a Second-Tier Affiliate.

       Shares of each Fund will be purchased from the Trust only in Creation Units which are large aggregations of a specified number.  Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on the Listing Market.  The Shares will not be redeemable to a Fund unless combined into a Creation Unit.

       Applicants also request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (i) any Fund that is currently or subsequently part of the same “group of investment companies” as an Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act; (ii) any principal underwriter for the Fund; (iii) any Brokers selling Shares of the Fund to an Investing Fund (defined herein); and (iv) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act and that enters into a FOF Participation Agreement (defined herein) with the Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”).  Investing Funds do not include the Funds.

       One or more Funds may invest in other open-end and/or closed-end investment companies and/or ETFs beyond the limitations set forth in Section 12(d)(1)(A) (“FOF ETF”).  For purposes of complying with Section 12(d) of the 1940 Act, a FOF ETF will either comply with one of the relevant statutory exemptions, for example, Section 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3.  In addition, a FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).2

       All entities that currently intend to rely on the order are named as applicants.  Any Fund that relies on the order in the future will comply with the terms and conditions of this Application.  An Investing Fund may rely on the order only to invest in a Fund and not in any other registered investment company.

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2   In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

       No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (“Commission”).

B.    Precedent for Requested Relief

       Previous orders of the Commission permitting ETFs generally have involved investment companies with a basket of portfolio securities (“Portfolio Securities”) selected to correspond to the price and yield performance of a particular securities index (“Index ETF”).  The ETFs that are subject to this Application, however, will not attempt to track the performance of a specific securities index.  The relief requested herein would permit an ETF to hold securities actively managed by its investment adviser unrelated to the performance of any index.  Because Applicants seek exemptive relief for an actively managed fund to issue exchange-traded shares, this Application addresses not only the customary issues raised by an index-based ETF proposal, but also the additional issues the Commission has raised regarding the concept of an actively managed ETF.3  The Applicants, however, believe that the relief sought herein does not raise any novel issue or any unique regulatory concerns and remains appropriate.

Moreover, the Commission has recently granted relief similar to that which is requested herein to ETFs with Portfolio Securities that are actively managed (“Actively Managed ETFs”) including Russell Exchange Traded Funds Trust4, Eaton Vance ETF Trust5, iShares Trust6, Claymore Exchange-Traded Fund Trust 37, U.S. One Trust8, PIMCO ETF Trust9, AdvisorShares

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3  Investment Company Act Release No. 25258 (November 8, 2001) (“Concept Release”).

4  In the Matter of Russell Investment Management Co., et al., Investment Company Act Release Nos. 29671 (May 16, 2011) (order) and 29655 (April 20, 2011)(notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A). 12(d)(1)(B), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently being requested by the Applicants.

5  In the Matter of Eaton Vance Management, et al., Investment Company Act Release Nos. 29620 (March 30, 2011) (order) and 29591 (March 11, 2011)(notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A). 12(d)(1)(B), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently being requested by the Applicants.

6  In the Matter of iShares Trust, et al., Investment Company Act Release Nos. 29571 (Jan. 24, 2011) (order) and 29543 (Dec. 27, 2010)(notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently being requested by the Applicants.

7  In the Matter of Claymore Exchange-Traded Fund Trust 3, et al., Investment Company Act Release Nos. 29271 (May 10, 2010) (order) and 29256 (Apr. 23, 2010) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B)17(a)(1), 17(a)(2), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently being requested by the Applicants.

8  In the Matter of U.S. One, Inc., et al., Investment Company Act Release Nos. 29164 (Mar. 10, 2010) (order) and 29128 (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

9  In the Matter of Pacific Investment Management Company LLC, et al., Investment Company Act Release Nos. 28993 (Nov. 10, 2009) (order) and 28949 (Oct. 20, 2009) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

Trust10, Grail Advisors ETF Trust11, WisdomTree Trust,12 First Trust Exchange-Traded Fund III13, Invesco PowerShares Actively Managed Exchange-Traded Trust14, PowerShares Actively Managed Exchange-Traded Fund Trust15, Shares Trust16, and Bear Stearns Active ETF Trust.17  In addition, Applicants note that if proposed Rules 6c-11 and 12d1-4 under the 1940 Act are adopted, these rules would provide Applicants the relief sought in this Application.

II.     APPLICANTS

A.    The Trust

       The Trust was organized as a statutory trust under the laws of the State of Delaware on September 7, 2010.  The Trust is registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with the Commission

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10  In the Matter of AdvisorShares Investments, LLC, et al., Investment Company Act Release Nos. 28822 (July 20, 2009) (order) and 28568 (December 23, 2008) (notice) and Release Nos. 29291 (May 28, 2010) (order) and 29264 (May 6, 2010) (notice).  The orders provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A) (Release No. 29291 only), 12(d)(1)(B) (Release No. 29291 only), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

11  In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28604 (Jan. 16, 2009) (order) and 28571 (Dec. 23, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

12  In the Matter of WisdomTree Asset Management, Inc., et.al., Investment Company Act Release Nos. 28471 (Oct. 27, 2008) (order) and 28419 (Sept. 29, 2008) (notice) and Release Nos. 28174 (Feb. 27, 2008) (order) and 28147 (Feb. 6, 2008) (notice). The orders provided similar relief from Sections 2(a)(32), 5(a)(1), 12(d)(1)(A), 12(d)(1)(B), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being  requested by the Applicants.

13  In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28468 (Oct. 27, 2008) (order) and 28421 (Sept. 29, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d),  of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

14  In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28467 (Oct. 27, 2010) (order) and 28411 (Sept. 29, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently requested by the Applicants.

15  In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28171 (Feb. 27, 2008) (order) and 28140 (Feb. 1, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently requested by the Applicants.

16  In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28173 (Feb. 27, 2008) (order) and 28146 (Feb. 6, 2008) (notice). The order provided similar relief from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 to that which is currently being requested by the Applicants.

17  In the Matter of Bear Stearns Asset Management, Inc., et al., Investment Company Act Release Nos. 28172 (February 27, 2008) (order) and 29143 (February 5, 2008) (notice).  The order provided similar relief from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to that which is currently being requested by the Applicants.

with respect to the Initial Funds it intends to offer.  The Trust is overseen by a board of trustees (“Board”) that complies with the composition requirements of Section 10 of the 1940 Act.

       Each Fund will adopt its own investment objective(s) and policies and will seek to achieve its investment objective by utilizing an “active” management strategy which may result in periodic changes to the Fund’s portfolio.  Consistent with the requirements of the 1940 Act, certain investment policies of a Fund will be “fundamental” and cannot be changed without the approval of a majority of the Fund’s outstanding Shares.  Each Fund will be classified as “diversified” or “non-diversified” under the 1940 Act.

B.    The Adviser

       The Adviser, an Ohio corporation, will be the investment adviser to each Fund.  The Adviser is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).  A Fund may engage one or more sub-advisers (“Other Adviser(s)”) to manage specific strategies suited to the Other Adviser’s expertise.  Each Other Adviser will be registered under the Advisers Act.18

C.    The Distributor

        The Distributor, a Pennsylvania corporation, will be the principal underwriter and the distributor of each Fund’s Shares.  The Distributor is a broker-dealer registered under the Exchange Act and a member of FINRA.  The Distributor is not, and will not be, affiliated with any Exchange.  The Distributor will be identified as such in the current prospectus (“Prospectus”) for each Fund.19

       The Distributor will only distribute each Fund’s Shares in Creation Units, and will not maintain a secondary market in such Shares.

       Applicants request that the Order also apply to any future distributor of a Fund’s Shares that complies with the terms and conditions of this Application.

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17  The Adviser and any Other Adviser, as well as the Distributor, each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”).  In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules there under, of material non-public information by the Adviser or associated person (“Inside Information Policy”).  Any Other Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures.  In accordance with the Code of Ethics and Inside Information Policy of the Adviser and Other Advisers, personnel of those entities with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

18  Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Release No. 28584 (Jan.13, 2009) before offering Shares.

III.      APPLICANTS’ PROPOSAL

A.    Operational Structure of the Funds

        1.      Capital Structure and Voting Rights; Book Entry

     Shareholders of a Fund will have one vote per share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated there under, and state law applicable to Delaware statutory trusts.

     The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (“Beneficial Owners”) will be shown on the records of the DTC or DTC participants (e.g. Brokers, banks, trust companies and clearing companies) (“DTC Participants”).  Shares will be registered in book-entry form only and no Fund will issue share certificates nor will any Beneficial Owner have the right to receive a certificate representing Shares.  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the DTC and DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to the Beneficial Owners will be at such Fund’s expense through customary practices and the facilities of the DTC and DTC Participants.

2.      Investment Objective(s) and Principal Investment Strategies

         a.     General

     The following chart summarizes the investment objective and principal investment strategies of each Initial Fund:

Fund	Investment Objective[20]	Principal Investment Strategy
Huntington US Equity Rotation Strategy ETF	Capital appreciation

• Invests, under normal conditions, at least 75% of its total assets in the common stocks of select companies organized in the U.S. and included in the S&P Composite 1500® (“Companies”).

• Rotates investments among the large-cap, mid-cap and small-cap U.S. equity market segments (each a “Market Segment”) so as to focus the Fund’s portfolio in those Companies that comprise the Market Segment that the Adviser believes offers the greatest potential in a given market environment.  Within the Selected Market Segment, the Fund will invest in Companies operating in each of the ten (10) sectors represented in the S&P Composite.  The Fund intends to overweight its portfolio in sectors that the Adviser believes offer the greatest potential for capital appreciation in a given environment and underweight its portfolio in sectors that the Adviser believes offer the least potential for capital appreciation in that same market environment.  As market conditions change, the Adviser may rotate the focus of the Fund’s portfolio from one Market Segment to another and/or adjust sector weightings.

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20  Each Initial Fund's investment objective is non-fundamental and may be changed by the Board without a shareholder vote.

Fund	Investment Objective	Principal Investment Strategy
Huntington EcoLogical Strategy ETF	Capital appreciation

• Invests, under normal conditions, at least 80% of its net assets (plus borrowings for investment purposes) in the securities of ecologically-focused companies.  Ecologically-focused companies are companies that have positioned their business to respond to increased environmental legislation, cultural shifts towards environmentally conscious consumption, and capital investments in environmentally oriented projects.  These companies include those that: (i) comprise recognized environmentally-focused indices; (ii) are not included in such indices but generate at least 1/3 of revenues from activities aligned with certain environmental themes; and (iii) the Adviser believes will be positively impacted by environmentally conscious trends or demonstrate sustainable environmental practices.

• Invests primarily in the common stock of ecologically-focused companies organized in the U.S. but may also invest in common stock (or the equivalent thereof) and American Depositary Receipts (“ADRs”) of ecologically-focused companies organized outside of the U.S.

• May invest in the companies of all sizes.

       Each Initial Fund may invest in other instruments, all in accordance with its investment objective, the requirements of the 1940 Act and rules thereunder and the Fund’s registration statement.  Under normal circumstances, each Fund will principally consist of equity securities, fixed income securities, and/or currencies (“Portfolio Instruments”).  No Fund relying on the order requested by this Application will invest in options contracts, futures contracts or swap agreements.

       Each Fund will periodically change the composition of its portfolio and will provide market participants information regarding any change in portfolio composition on the following business day (T+1), the first day that such security would be reflected in the Fund’s NAV.  Each Fund will disclose the Portfolio

Instruments that will be used to calculate its NAV on any day that a Fund is open, including as required by Section 22(e) of the 1940 Act ("Business Day") prior to the commencement of trading on the Listing Market on which its Shares are listed.21

b.     Depositary Receipts

        The Funds may invest in "Depositary Receipts." Depositary Receipts are typically issued by a financial institution (a "Depositary") and evidence ownership in a security or pool of securities that have been deposited by the Depositary.22 A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

               3.      Listing Market

           Each Fund will offer Shares that will be listed on one or more Listing Markets.   The Shares will not be individually redeemable by the Fund, but will trade on the Exchange as individual Shares.

           The principal secondary market for Shares will be the exchange on which the Shares are listed and traded (the “Primary Listing Exchange”).  Shares will be traded on the Exchange in a manner similar to ETFs that are currently being traded.  The Trust, on behalf of the Initial Funds, has submitted an application to list the Shares of the Initial Funds on the NYSE Arca, Inc. (“NYSE Arca”).  When the NYSE Arca is the Primary Listing Market, it is expected that one or more Listing Market member firms will be designated by the Listing Market to act as a market maker (a “Market Maker”).23

           Shares will trade on the Listing Market in the same manner as other equity securities and ETFs and their price will based on a current bid/offer in the secondary market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges.  Neither the

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21  Currently, each Actively Managed ETF publishes its Portfolio Instruments once each business day.

22  Depositary Receipts include ADRs and Global Depositary Receipts ("GDRs"). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act, on Form F-6. ADR trades occur either on a Listing Market or off-exchange. Financial Industry Regulatory Authority ("FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Other Adviser will serve as the Depositary for any Depositary Receipts held by a Fund.

23  If Shares are listed on the NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as Market Maker and maintain a market for Shares trading on that Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing.  In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person or a Second Tier Affiliate, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section V.D.I. below.

Distributor, nor the Adviser, Other Adviser, any Fund, any future Distributor or the Trust is or will be an affiliate of the Listing Market.

       Like the price of all traded securities, the price of a Fund’s Shares will be subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund.  Shares available for purchase and sale on an intra-day basis on the Listing Market will not have a fixed relationship with either their previous Business Day’s NAV or their current Business Day’s NAV.  Prices on the Listing Market may be below, at, or above the most recently calculated NAV of such Shares.

       As long as a Fund operates in reliance on the requested order, Shares of the Fund will be listed on the Listing Market.  Shares may also be cross-listed on one or more foreign securities exchanges.  Neither the Adviser nor the Distributor nor any affiliated person thereof will maintain a secondary market in the Shares.

B.        Purchases and Redemptions of Creation Units

1.     Generally

        Each Fund will offer and sell Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received by the Distributor.  The NAV of each Fund is expected to be determined as of the close of regular trading on the NYSE Arca (ordinarily 4:00 p.m., ET) on each Business Day. Each Fund will sell and redeem Creation Units only on a Business Day.  Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and that the conventional trading range of a Share will be between $20 to $200.  Each Fund reserves the right to declare a stock split if the trading price over time exceeds the maximum estimated price per Share.

        Generally, purchases of Creation Units shall be made by means of an in-kind deposit of designated securities (“Deposit Securities”), together with a deposit of a specified cash payment (“Cash Component”), all in a manner described herein.  The Cash Component is an amount equal to the difference between (i) the net asset value per Creation Unit of a Fund and (ii) the total aggregate market value per Creation Unit of the Deposit Securities.24  Similarly, Creation Units will generally be redeemed by a Fund in exchange for designated securities (“Redemption Securities”), except upon liquidation of the Fund.25  Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer will either receive from or pay to a Fund, an amount calculated in the same manner as the Cash Component (“Cash Redemption Payment”).

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24  If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, the Cash Component will be negative, in which case the Cash Component will be paid by the relevant Fund to the purchaser rather than vice-versa.

25  Each Fund must comply with the Federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, a Fund will comply with the conditions of Rule 144A.

       The custodian of each Fund (“Custodian”) makes available on each Business Day, through the National Securities Clearing Corporation, a clearing agency registered with the Commission and affiliated with the DTC (“NSCC”), prior to the opening of business on the Listing Market (ordinarily 9:30 a.m., ET), the names and required number of shares of each Deposit and Redemption Security as well as the estimated Cash Component per Creation Unit (based on Fund portfolio information as of the end of the prior Business Day).  The Deposit Securities and the Redemption Securities will correspond pro rata to the Portfolio Instruments of the applicable Fund.26  The Creation Deposit (defined below) and Redemption Securities (together with the Cash Redemption Payment) will be the same for all Authorized Participants on each Business Day.  The identity and number of shares of a Deposit or Redemption Security will change as the Portfolio Instruments of a Fund change and are rebalanced from time to time by the Adviser in light of the Fund’s investment objective and strategies.

       While this in-kind approach minimizes the need to liquidate Portfolio Instruments to satisfy redemptions of Creation Units and to acquire Portfolio Instruments in connection with the purchase of Creation Units as well as the transactional costs associated therewith, each Fund may, in its discretion and as circumstances warrant: (i) permit an in-kind purchaser to substitute cash or another security in lieu of one or more Deposit Securities; and (ii) pay a redeeming investor cash in lieu of transferring one or more Redemption Securities (“Cash-In-Lieu Amount”).27  The Trust also reserves the right to pay a redeeming investor entirely in cash with respect to any Fund.28  The substitution of cash and/or other securities in lieu of one or more Deposit Securities or the substitution of cash in lieu of one, various or all Redemption Securities shall constitute a “Custom Order.”

       In addition, over time, the Trust may conclude that operating a Fund on an in-kind basis may present operational problems for the Fund.  In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares may be purchased in Creation Units on a cash-only basis with respect to any Fund.  The decision to permit cash-only purchases of Creation Units of a Fund would be

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26  There may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s portfolio solely when (A) it is impossible to break up bonds between certain minimum sizes needed for transfer and settlement or, (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

27  A Fund may, for example, permit the substitution cash for certain Deposit Securities or Redemption Securities if such securities are not eligible for trading by the Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting.  Substitution may also be permitted for foreign securities that are not eligible for trading due to local trading restrictions, local restrictions on securities transfers, or other similar circumstances.  Substitution of cash for certain Deposit Securities may also be permissible if one or more Deposit Securities: (i) are unavailable or not available in the quantity needed to make a Creation Deposit (defined below); or (ii) are not eligible for transfer through the Clearing or DTC Process (each defined below).  Any Cash-In-Lieu Amount will be incorporated into the Cash Component.

28  A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than Redemption Securities, if doing so would benefit the Fund and its shareholders.  For example, a Fund may need to reduce its cash position on a day when it receives an extraordinary amount of dividend income.

made if the Trust and the Adviser believed such method would substantially minimize the Fund’s transaction costs or would enhance the Fund’s operational efficiencies.

2.      Placement of Orders to Purchase Creation Units

         a.    Generally

       All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (i) a “Participating Party”, (i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC (“NSCC Process”), a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units.29  The Participant Agreement between an Authorized Participant and the Distributor shall be accepted by the Trust’s transfer agent.  Authorized Participants may be, but are not required to be, members of the Listing Market.  An investor does not have to be an Authorized Participant, but must place an order to purchase or redeem Creation Units through an Authorized Participant.  An investor may obtain a list of Authorized Participants from the Distributor.

        b.    Settlement Process

       Purchase orders for Creation Units of a Fund will be processed either through the NSCC Process or through a manual clearing process (“DTC Process”).

       Settlement and clearing of foreign securities presently cannot be made using either the NSCC Process or the DTC Process.  This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example).  With respect to any Fund that invests in a mix of domestic and foreign equity and fixed income securities, the clearance and settlement of its Creation Units will depend upon the nature of each security, consistent with the processes discussed below.

       DTC eligible equity securities that trade in the U.S. markets may clear and settle through the NSCC Process or the DTC Process.  The enhanced clearing process or NSCC Process is only available to participants in the CNS System.  This system has been specifically enhanced to effect purchases and redemptions of ETF securities such as the Shares.  The NSCC Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single position.  By contrast, the manual system or DTC Process is available to all DTC Participants and involves a manual

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29  Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares.

line-by-line movement of each security position.30  Because the DTC Process involves the movement of multiple securities while the NSCC Process involves the movement of one unitary basket which automatically processes the movement of numerous securities, the DTC will charge a Fund more than the NSCC to settle a purchase of Creation Units.

       Generally, Deposit Securities that are DTC eligible domestic fixed income securities (other than U.S. government or U.S. government agency securities) may clear and settle through either the NSCC Process or the DTC Process in the same manner as the fixed income securities held by other ETFs.  Deposit Instruments that are U.S. government or U.S government agency securities and any cash will settle via free delivery through the Federal Reserve System.

       Non-U.S. equity and fixed income securities will settle in accordance with the normal rules for settlement of such instruments in the applicable non-U.S. market.  Accordingly, once a purchase order has been placed with the Distributor for Creation Units of a Fund that invests wholly or in part in foreign securities, the Distributor will inform the Adviser and the Custodian.  The Custodian will then inform the appropriate sub-custodians, as applicable.  The Authorized Participant will then deliver to the Custodian or appropriate sub-custodian(s), on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or Cash Component.  The Deposit Securities and Cash Component must be delivered to the applicable Fund’s account(s) maintained at the Custodian or applicable sub-custodian(s).  If applicable, the sub-custodian(s) will confirm to the Custodian that the Deposit Securities and Cash Component have been delivered, and the Custodian will notify the Adviser and Distributor of the same.

       Shares will clear and settle through the DTC.

       The Custodian will monitor the movement of underlying Deposit Securities and applicable cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly.  The settlement of Shares will be aligned with the settlement of the corresponding Deposit Securities as well as the receipt of all applicable cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.31

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30  In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units outside the NSCC Process because the NSCC Process can only handle non-conforming deposits in specified situations.  Creation Units created in advance of receipt by the Custodian of all or a portion of the Deposit Securities must be processed outside the NSCC Process.

31  Applicants note that Shares of the Funds typically will trade and settle on a trade date ("T") plus three business days (T+3) basis.  Where this occurs, Applicants believe that Shares of each Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of the portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T +3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The specialists and other institutional investors who would take advantage of arbitrage activity have full access to and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

3.        Timing and Transmission of Purchase Orders

           All orders to purchase (and redeem) Creation Units must be received by the Distributor in proper form prior to the NAV calculation time (“NAV Calculation Time”), 4:00 p.m. ET, on the date the order is placed (prior to 3:00 p.m., ET for Custom Orders if required by the Distributor) in order for the purchaser to receive the NAV determined on that date (“Transmittal Date”).32  On Business Days that the Listing Market closes early, a Fund may require an order for the purchase of Creation Units to be submitted earlier during the day.  An Authorized Participant must deliver a Custom Order to the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is affected at the NAV calculated on the Transmittal Date.

          The Distributor will transmit all purchase orders to the applicable Fund.  The Distributor may reject a purchase order for Creation Units if the order is not submitted in proper form consistent with the requirements set forth in the Participant Agreement.  The Trust may reject an order to purchase Creation Units for any reason.  After a Fund has accepted a purchase order and received delivery of the Deposit Securities and Cash Component, the Custodian will initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser.  The Distributor will furnish a Prospectus or a Prospectus summary consistent with the terms of Rule 498 under the Securities Act (“Prospectus Summary”) and a confirmation to those placing purchase orders and the Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement delivery of Shares.

         A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities has been completed and any Cash Component has been received.  Notwithstanding the foregoing, to the extent contemplated by the Participant Agreement, Creation Units may be issued to an Authorized Participant despite the fact that the Deposit Securities have not been received in whole or in part, in reliance on the undertaking of the Authorized Participant to deliver any missing Deposit Securities, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Fund, under certain circumstances, to buy the missing Deposit Securities and the Authorized Participant affecting the transaction will be liable to the Fund for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.  A

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32  A custom order may be placed by an Authorized Participant in the event that a Fund permits the substitution of an amount of cash to replace any Deposit Security.

Fund’s Statement of Additional Information (“SAI”) or the Participant Agreement may contain further details relating to this collateral process.

4.     Payment for Creation Units

        Generally, persons purchasing Creation Units from a Fund must make an in-kind deposit of Deposit Securities together with the Cash Component.  The Deposit Securities and Cash Component collectively comprise the “Creation Deposit.”  The Creation Deposit will apply to all purchases of Creation Units until a new Creation Deposit composition is announced.

       The Cash Component is a cash payment designed to ensure that the total aggregate value of the Creation Deposit is identical to the net asset value of the Creation Unit it is used to purchase.  Generally, the Cash Component shall be payable by 2:00 p.m. ET on the third Business Day following the date on which the purchase order was accepted by the Distributor and the applicable Fund (T+3).  Deposit Securities must be received by 3:00 p.m. ET on the third Business Day following the date on which the purchase order was accepted by the Distributor and the applicable Fund (T+3).

5.      Placement of Orders to Redeem Creation Units

         To redeem, an investor must accumulate enough Shares to constitute a Creation Unit.  The Trust will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in all cash, in-kind or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of the Fund.  Applicants currently contemplate that Creation Units of a Fund will be redeemed principally in-kind for Redemption Securities (together with any Redemption Cash Payment).33

        Redemption requests must be placed by or through an Authorized Participant.  All orders to redeem Creation Units of a Fund must be received by the Distributor in proper form no later than the NAV Calculation Time on the Transmittal Date (prior to 3:00 p.m., ET for Custom Orders if required by the Distributor) in order for the redeeming investor to receive the Fund’s NAV determined on the Transmittal Date.  On Business Days that the Listing Market closes early, a Fund may require an order for the purchase of Creation Units to be submitted earlier during the day.  An Authorized Participant must deliver a custom order to the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is affected at the NAV calculated on the Transmittal Date.

        Generally, the requisite number of Creation Units being redeemed and the Cash Redemption Amount must be delivered no later than 3:00 p.m. ET and 2:00 p.m. ET, respectively, on the third business day following the Transmittal Date.  Redemption Securities are expected to be delivered on the third business day following the Transmittal Date.

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33  The circumstances under which cash may be substituted for one or more Redemption Securities are described fully in footnote 27.  If a redeeming shareholder takes cash in lieu of one or more Redemption Securities, the investor will be required to process the transaction outside the NSCC Process.

        All requests for redemption are subject to acceptance by the Distributor and the applicable Fund and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the Clearing Process, pursuant to the procedures set forth in the Participant Agreement.  If a request for redemption is rejected by the Distributor or the Trust, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, the Trust will notify the redeemer, which will have to resubmit the request in good order.  The transmission of cash amounts must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement.

         As with purchases, redemptions of Shares may be made either through or outside the NSCC Process.

         To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit(s) to be redeemed to the Distributor on behalf of a Fund prior to the time that the Fund calculates its NAV on the Transmittal Date, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use the collateral to purchase the missing Shares or to provide for  any Cash Redemption Payment due and will subject the Authorized Participant to liability for any shortfall between the cost incurred by the Trust to acquire the Shares and the value of the collateral.  The Participant Agreement or a Fund’s SAI may contain further information relating to this collateral process.

        To the extent a Fund invests in foreign securities, the investor taking delivery of Redemption Securities (e.g. the Authorized Participant or Beneficial Owner, as applicable) must maintain appropriate security arrangements with a Broker, bank, or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded.  If neither the Authorized Participant nor the Beneficial Owner has appropriate arrangements in place or if it is not otherwise possible to deliver Redemption Securities in certain jurisdictions, a Fund may use its discretion to redeem the Creation Units of the Fund for cash; in such an instance, the redeeming shareholder will be required to accept a cash redemption in an amount equal to the aggregate net asset of the Creation Unit(s) redeemed.  Shareholders redeeming Creation Units partly or solely in cash will be required to settle their redemption outside the NSCC Process.

         The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act.

C.     Dividends, Distributions and Taxes

        Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies.  Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (“Code”), in all events in a manner consistent with the provisions of the 1940 Act.  Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to each record owner which will either be the DTC or a DTC Participant.  Beneficial Owners will receive their pro rata portion of a distribution from the DTC or through DTC Participants, as applicable.

       Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a “regulated investment company” or to avoid imposition of income or excise taxes on undistributed income.

D.      Shareholder Transaction Expenses; Operational Fees and Expenses

    1.     Transaction Fees

          No sales charges for purchases of Shares of any Fund will be imposed.  Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase and redeem Creation Units in-kind and such costs have a potential to dilute the interests of the Fund’s existing Beneficial Owners.  Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the investor.

          Each Fund recoups these costs by imposing a “Transaction Fee” on investors purchasing (and redeeming) Creation Units.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased, or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Fund’s Prospectus.  In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

         The Transaction Fee will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments.  Investors purchasing or redeeming Shares outside the NSCC Process may be subject to a higher Transaction Fee than investors utilizing the NSCC Process.  In addition, cash purchases and redemptions of Shares may involve a higher Transaction Fee to cover the costs of purchasing and selling the applicable Deposit and Redemption Securities, including trading costs, brokerage commissions, and all or a part of the spread between the expected bid and offer side of the market relating to these securities.

          For both orders to purchase and redeem Creation Units, the applicable Transaction Fee shall be payable by 2:00 p.m., ET on the third Business Day flowing the order’s Transmittal Date.

2.      Other Expenses

                  All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party.  Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund.  Such expenses may include investment advisory fees, custody fees, registration fees of the Commission, the Listing Market listing fees, and other costs properly paid by each Fund.  Common expenses and expenses which are not readily attributable to a specific Fund will be allocated amongst all Funds on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and relative size of each Fund.  Such expenses may include, but will not be limited to, fees and expense of Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing, and mailing Prospectuses, SAIs, annual and semi-annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees, compliance services fees and insurance premiums.  All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except those to be assumed by the Adviser or other party.

                Each Fund’s investment advisory contract with the Adviser and the fees payable there under will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act.  For its services, the Adviser will receive an advisory fee, accrued daily and paid monthly in arrears, on an annualized basis, of a specified percentage of the average daily net assets of each Fund.  The advisory fees paid by each Fund may differ.  The Adviser shall pay the fees of any Other Adviser for advisory services rendered to a Fund from the advisory fees paid by the Fund to the Adviser.

             The administrator, fund accountant, transfer agent, and Custodian will provide certain administrative, fund accounting, transfer agency, and custodial services to each Fund.  Each will receive a fee from a Fund that is based on a percent of the average daily net assets of the Fund, a flat dollar amount, or a combination of both.

              The Adviser or any other service provider for each Fund may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect the Fund.

E.     Dividend Reinvestment Service

        The Trust will not make the DTC book entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds.  Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Beneficial Owners participating in such service.

F.      Disclosure Documents

         Section 5(b)(2) of the Securities Act of 1933, as amended (“Securities Act”) makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a prospectus that meets the requirements of the Securities Act.  Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.  Because the Creation Units will be issued by an open-end investment company, will be redeemable, and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus that meets the requirements of the Securities Act prior to or at the time of confirmation of each secondary market sale of Shares involving a dealer.

        Because new Shares may be issued on an ongoing basis, a “distribution” of Shares could occur at any time. A Broker and/or its client may be deemed a statutory underwriter if it/they purchase Creation Units from a Fund, break them down into the constituent Shares, and sell the Shares directly to customers, or if they choose to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that, under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a sale on the Listing Market is satisfied by the fact that a Fund’s Prospectus is available at the Listing Market upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange.

         The Distributor will coordinate the production and distribution of Prospectuses or Prospectus Summaries to Brokers. It will be the responsibility of the Brokers to provide a Prospectus or Prospectus Summary for every secondary market purchase of Shares.

        The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners.  With respect to each distribution by the Funds, the Trust will furnish the DTC and DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share and an annual notification as to the tax status of a Fund’s distributions.

G.      Sales and Marketing

         Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the Trust and the Funds and a conventional “open-end investment company” or “mutual fund.”  Although the Trust will be classified and registered under the 1940 Act as an “open-end investment company,” neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or mutual fund.  Instead, each Fund will be marketed as an “actively managed exchange-traded fund.”  To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).  All marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on the Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to the Fund in Creation Units only.

H.      Availability of Information

         The Applicants believe that a great deal of information will be available to prospective investors about the Funds.  The Trust’s website (“Website”), which will be publicly available prior to the public offering of Shares, will include each Fund’s Prospectus and/or Summary Prospectus, SAI, and the latest annual and semi-annual financial reports to shareholders, and proxy voting record, each of which may be downloaded.  The Website will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (“Bid/Ask Price”),34 and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV.  Moreover, on each Business Day, prior to the commencement of trading in Shares on the Listing Market, the Adviser shall post on the Website the identities and weightings of the Portfolio Instruments held by each Fund that will form the basis for the calculation of the NAV at the end of that Business Day.35 The Website and information posted thereon will be publicly available at no charge.

        In addition, because the Shares are listed on the Listing Market, prospective investors have access to information about the Funds over and above what is normally available for shares of a traditional open-end investment company.  Information regarding market price and volume will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Listing Market will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Component. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

I.        Investing Funds

1.       Overview of Investing Funds

       An Investing Fund is a registered management investment company or a registered unit investment trust that enters into an agreement with a Fund to invest in Shares in reliance upon the requested order (“FOF Participating Agreement”).  An Investing Fund will not be part of the same group of investment companies as a Fund.

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34 The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Listing Market as of the time of calculation of such Fund's NAV.  The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

35 Under accounting procedures followed by each Fund, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

        Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser.  Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”).  Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

        An Investing Fund may invest in a Fund (other than an FOF ETF) beyond the limitations in Sections 12(d)(1)(A) of the 1940 Act and may affect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.  Since an Investing Fund will not be part of the same group of investment companies as a Fund and will not have the Adviser, or an entity controlling, controlled by, or under common control with the Adviser as the Investing Fund Adviser or Investing Fund Sponsor, the FOF Participation Agreement will require each Investing Fund to adhere to the terms and conditions of the requested order and participate in proposed transactions in Fund Shares in a manner that addresses concerns regarding the requested relief.  The FOF Participation Agreement also will include an acknowledgment from each Investing Fund that it may rely on the order requested herein only to invest in a Fund and not in any other investment company.

2.       Fees/Expenses Associated with Investments in Funds

        Applicants anticipate that most, if not all, transactions effected by an Investing Fund pursuant to the requested order will be secondary market transactions.  Although Shares of each Fund will be sold without a sales load, investors, including an Investing Fund, who purchase and sell Shares through a Broker in secondary market transactions affected on the Listing Market may be charged customary brokerage and commission charges.  For transactions in Creation Units, Transaction Fees are charged to offset settlement and other costs associated with the issuance and redemption of Creation Units.

        Shareholders of an Investing Fund will also indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses.  As discussed below, certain of the proposed conditions set forth in Section VI. of this Application will apply to the fees and expenses charged by an Investing Fund.

IV. SUPPORT FOR THE RELIEF REQUESTED

A.     Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act

        The exemptive relief from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 there under summarized in Sections V.A. and V.B. of this Application is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security, or transaction from any provision of the 1940 Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of…[the 1940 Act].”

        The Applicants believe that the Shares of each Fund afford significant benefits in the public interest.  The typical ETF allows investors to trade a portfolio of securities in a size comparable to a share of common stock.  Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  The popularity of Index ETFs is ample testimony to the fact that this basket structure has proven attractive to investors.  Like Index ETFs and Actively Managed ETFs, availability of Shares would: (i) provide increased investment opportunities which should encourage diversified investment; (ii) provide, in the case of Shares trading on the Listing Market, a low-cost, market-basket security for small- and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only at closing prices and that would permit investors to respond quickly to market change; (iii) provide a security that should be freely available in response to market demand; (iv) provide competition for comparable products available in the U.S. markets; (v) attract capital to the U.S. equity market; (vi) facilitate the implementation of diversified investment techniques; and (vii) provide a more tax efficient investment vehicle than traditional mutual funds.36

        The Commission has also indicated that Section 6(c) permits it to exempt “particular vehicles and particular interest” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”37  The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors.

        Based on the above, and since the proposed operation of each Fund does not raise any unique regulatory concerns separate and apart from those previously addressed in prior requests for relief by Index ETFs and Actively Managed ETFs, the Applicants believe that the Shares of each Fund are appropriate for exemptive relief under Section 6(c).

B.      Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the 1940 Act

         The exemptive relief from Section 12(d)(1)(A) and (B) of the 1940 Act summarized in Section V.C. of this Application is requested pursuant to Section 12(d)(1)(J) of the 1940 Act which provides that the Commission may:

“conditionally or unconditionally exempt any person, security, or transaction, or any classes of persons, securities or transactions from any provision of [Section 12(d)(1)] , if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

          Applicants believe that, subject to the conditions outlined in Section VI.B. of this Application which are intended to address the potential abuses associated with “fund-of-fund” investment products, permitting an Investing Fund to purchase Fund Shares and a Fund to sell its

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36  Because purchases and redemptions of Creation Units will be generally processed on an in-kind basis, the Funds will not generate capital gains to the same degree as traditional mutual funds.

37  Investment Company Act Release No. 17534 (June 15, 1990), at 84.

Shares beyond the limitations set forth in Sections 12(d)(1)(A) and 12(d)(1)(B) is consistent with the public interest and the protection of investors.  Applicants contend that the increase of investment options resulting from the requested relief may enhance an Investing Fund’s ability to successfully achieve its investment objective.  Further, Applicants also maintain that the relief will benefit each Fund by expanding the pool of investors eligible to purchase Shares.  An increase in participants eligible to purchase Creation Units from a Fund may also result in an increase of assets under management which translates into lower Fund operating expenses and a potential increase in NAV and the market value of Shares.

C.      Support for Relief Requested Pursuant to Section 17(b) of the 1940 Act

         The exemptive relief from Sections 17(a)(1) and 17(a)(2) of the 1940 Act summarized in Section V.D. of this Application is requested pursuant to Section 17(b) of the 1940 Act, which permits the Commission to approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction…are reasonable and fair and do not involve overreaching on part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned…and the proposed transaction is consistent with the general purposes of the [1940 Act].”

         The sale and redemption of Creation Units of each Fund will be on the same terms for all investors.  The Creation Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases.  In each case, Creation Units are sold and redeemed by the Trust at their NAV.  Accordingly, the Applicants believe that the proposed transactions described herein satisfy the Section 17(b) standards for relief because (i) the terms of the transactions, including the consideration to be paid or received for Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transactions will be consistent with the Trust’s policy; and (iii) are consistent with the general purposes of the 1940 Act.

D.      The Product Does Not Raise Concerns

          In developing the structure and investment process of each Fund, Applicants sought to address all of the regulatory concerns raised in the Concept Release regarding Actively Managed ETFs.

          1.      Structure and Operation of the Trust and the Funds Compared to Index ETFs

        Applicants believe that the structure and operation of the Trust and the Funds will be very similar to that of the other ETFs currently traded.  Applicants believe that investors will have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to a Fund’s NAV.

        Applicants have considered the level of transparency in Portfolio Instruments necessary to allow for efficient arbitrage activity in the Shares.38  After considering a variety of alternatives, Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.

         As discussed below, the full transparency of the Fund’s Portfolio Instruments and the level and detail of information displayed on the Website for each Fund should ensure an effective arbitrage mechanism.  Consequently, Applicants have every expectation that the Funds will operate very similarly to Index ETFs and Actively Managed ETFs currently trading in the secondary market.

a.      Portfolio Transparency, “Front-Running” and “Free-Riding”

       As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public.  In addition, the current value of the Creation Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day.  Further, the identity of Deposit Securities and Redemption Securities will be made available to market participants in the same manner and to the same extent as is provided in connection with Index ETFs.

      Applicants believe that the disclosure of each Fund’s Portfolio Instruments will not lead to “front running” any more than is the case with ETFs now trading.  Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Instruments will lead to any market disruption.  In addition, the Conflicts Policies and Procedures and Codes of Ethics of the Adviser and/or the Other Advisers should prevent front-running.  Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Instruments would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with ETFs now trading.

b.      Liquidity of Portfolio Instruments

        The Portfolio Instruments held by each Fund will meet the liquidity requirements applicable to open-end investment companies.  Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Instruments and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Trust and the Funds will be the same or as robust as those offered by existing ETFs.

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38   See, Concept Release at 10.  (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

c.      Arbitrage Mechanism

         Applicants believe that (i) the arbitrage opportunities offered by the Trust and the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs.  The Commission has granted exemptive relief to ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV.  Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs.  This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by ETFs.

        Applicants believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Instruments will result in an arbitrage mechanism as efficient and robust as that which now exists for Index ETFs and Actively Managed ETFs that have been granted an exemptive order by the SEC.  Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Instruments.

2.        Investor Uses and Benefits of Products

          Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.  The first is an institutional investor that desires to purchase professionally managed ETFs as an economic means to further diversify its investment portfolio.  The other potential institutional investor is the arbitrageur who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the cost of depositing a Creation Deposit and creating a Creation Unit to be unbundled into individual Shares.  Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market and maintain the market price of Shares close to their NAV. Applicants also expect that the Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

           Purchasers of Creation Units may hold Shares or sell them in the secondary market.  Applicants believe that the Trust and the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike.  Some of these benefits include, among others:

•    Providing investors with exposure to the potential for diversification and potentially above-market return opportunities offered by an Actively Managed ETF, as contrasted with Index ETFs, which can offer only index-limited market exposure and index-tracking returns.

•   Providing investors with exposure to an actively managed portfolio of securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.

•    Providing investors with an opportunity to obtain through their brokerage or advisory relationships a potentially diversified portfolio of securities selected by the Adviser and/or Other Advisers according to such Adviser’s and/or Other Advisers’ investment criteria with significantly lower transaction costs than if they purchased individual securities.

•    Providing investors with a generally more tax-efficient investment than a comparable mutual fund investment.

•    Providing short-term investors with an investment option that will not disrupt the portfolio management of a Fund.

•    Providing a security that should be freely available in response to market demand.

          If Section 12(d)(1) relief is granted, each Fund will also offer an Investing Fund the benefits noted above.  For example, each Fund will offer a simple and efficient way to gain exposure to a variety of investment strategies.

          The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities.  Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and Brokers, among others, and will enhance general market knowledge about each Fund’s Portfolio Instruments as well as the performance of its Adviser and/or Other Advisers.

3.       The Commission Should Grant the Exemptive Relief Requested

          Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market.  All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time.  In addition, neither the Adviser nor Other Advisers will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person.

V. REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

A.       Sections 2(a)(32) and 5(a)(1) of the 1940 Act

          Section 5(a)(1) of the 1940 Act defines an “open-end company” as “a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.”  Section 2(a)(32) of the 1940 Act defines a redeemable security as

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

          Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities.  Accordingly, Applicants request an order under Section 6(c) of the 1940 Act granting an exemption from Sections 5(a)(1) and 2(a)(32) to permit the Trust and each Fund to register as an open-end management investment company and redeem Shares in Creation Units only as described in Section III.B. of this Application.

          The relief requested herein is very similar to that granted by the Commission to Index ETFs and other Actively Managed ETFs permitting the creation of Creation Units described in such orders to be separated into individual shares which are not redeemable.  Applicants believe that issues raised in this Application with respect to Sections 2(a)(32) and 5(a)(1) of the 1940 Act are the same issues raised in the applications for the orders granted to the Index ETFs and other Actively Managed ETFs and merit the same relief.

         Creation Units will always be redeemable in accordance with the 1940 Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption while listing Shares on the Listing Market will afford all holders of Shares the benefit of intraday liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional costs), the price of Shares on the secondary market and the price of the NAV of individual Shares of a Creation Unit should not vary substantially.39  Also, each investor is entitled to purchase and redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

         As noted in Section IV.A. (Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act), the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect.  On the basis of the foregoing as well as the rationale set forth in Section IV.A., the Applicants believe that an exemption from Sections 5(a)(1) and 2(a)(32) to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, satisfies the requirements of Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act.

B.     Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

         Section 22(d) of the 1940 Act provides that:

“no registered investment company shall sell any redeemable security issued by it to any person except or through a principal underwriter for

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39  See, Section IV.D.1.c. of this Application.

distribution or at a current public offering price described in the prospectus.”

          Rule 22c-1 under the 1940 Act provides in part, that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security, shall sell, redeem, or repurchase such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security…..”

        Shares of each Fund will be listed on the Listing Market and a Market Maker will maintain a market for such Shares.  The Shares will trade on and away from the Listing Market at all times on the basis of current bid/ask prices and not on the basis of NAV next calculated after receipt of any sale order.  The purchase and sale of the Shares of each Fund will not, therefore, be accomplished at an offering price described in the applicable Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of a principal order, as required by Rule 22c-1.  Accordingly, Applicants request an order under Section 6(c) of the 1940 Act granting an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit Shares to trade at negotiated prices on the Listing Market.

         The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of creating, redeeming, and pricing Shares of each Fund.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.40

          Applicants do not believe that any of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices.  Secondary market trading in Shares does not involve a Fund as a party and therefore cannot result in dilution of an investment in Shares.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation.  Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved with the sale of Shares.

        Further, Applicants also contend that the proposed distribution system will be orderly.  Anyone may sell or acquire Shares by purchasing or selling them on the Listing Market or by creating or redeeming a Creation Unit.  Therefore, no dealer should have an advantage over

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40  Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

another dealer in the sale of Shares.  In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV.  If the price for Shares of a Fund should fall below their NAV (which is calculated based on the value of the Fund’s underlying assets), an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.  Based on the trading history of Actively Managed ETFs and summarized in Section IV.D.4. of this Application, Applicants have strong reason to believe that the closing price of Shares should closely track their NAV.

        Applicants believe that the nature of the markets in the component securities corresponding to the objective and investment strategy of each Fund will be the primary determinant of premiums and discounts between the closing price of Shares and their NAV.  Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessment of price changes in the Portfolio Instruments held by a Fund.  An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid would be higher or lower than the actual NAV next computed by a Fund.  (Indeed, such an investor may not wish to wait for the computation of NAV before purchasing or selling).  Applicants believe that this ability to execute a transaction in Shares at an intraday trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

        Although the portfolio of each Fund will be actively managed, Applicants do not believe that the portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  Each Fund’s Portfolio Instruments and their respective weightings will be disclosed daily.  Moreover, changes to a Fund’s Portfolio Instruments shall be made consistent with the Fund’s investment objectives and strategies and all market participants will be made aware of such changes as a result of the daily disclosure of the Portfolio Instruments.

        On the basis of the foregoing as well as the rationale set forth in Section IV.A. (Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act), Applicants believe that an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit Shares to trade at negotiated prices on the Listing Market satisfies the requirements of Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes of the 1940 Act.

C.      Section 12(d)(1) of the 1940 Act

         Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

        Since it is anticipated that an Investing Fund may desire to acquire Shares of a Fund in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act, Applicants request relief from: (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of said limits.41

       Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.42   In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.43  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.44

         Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).45 These abuses included: (i) the direction of operations of an acquired fund through ownership of a controlling block of stock; (ii) the coercion of the acquired fund by threatening large-scale redemptions of the acquired fund’s shares; (iii) the charging of excessive fees due to the layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iv) the unnecessary complexity of investment structure.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).46

        Applicants propose a number of conditions designed to address these concerns which are set forth in Section VI.B. (Section 12(d)(1) Relief) of this Application.  Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants will take steps to ensure that an Investing Fund complies with any terms and conditions of the requested relief by requesting that an Investing Fund enter into an FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

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41  In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this application.

42  House Hearing, 76th Cong., 3d Sess., at 113 (1940).

43  Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

44  House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

45  H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

46  Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

        The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the order.  Condition B.1. limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined herein) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Investing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Investing Fund Adviser or Sponsor.

        For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with an Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment  company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

        Condition B.2. prohibits an Investing Fund and an Investing Fund Affiliate from causing any existing of potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

         Conditions B.2., B.3., B.6. and B.9. are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates, which is defined herein) to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to a Fund is covered by Section 10(f) of the 1940 Act.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

        A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund or may decline to enter into a FOF Participation Agreement with the Investment Fund to facilitate a purchase of Shares in excess of the limits of Section 12(d)(1)(A).  To the extent an

Investing Fund purchases Shares in the secondary market, a Fund may similarly decline to enter into a FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

        With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.  Under Condition B.10., before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“disinterested directors or trustees”), will  find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

        In addition, Conditions B.5. and B.11. of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

        Under Condition B.5., an Investing Fund Adviser, trustee of a Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5. also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser.  In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investment Management Company.  Condition B.11. prevents any sales charges and/or service fees charged with respect to shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.47

        The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in a Fund and not in any other investment company.48   No Fund will acquire securities of any investment company or company

____________________

47 Any reference to NASD Conduct Rules 2830 includes any successor or replacement rule that may be adopted by FINRA.

48  Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.  Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested order will not create or give rise to circumstances enabling a Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits.  In addition to avoiding excess complexity, the fact that no Fund relying on the exemption from Section 12(d)(1) requested herein will invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

        On the basis of the foregoing as well as the rationale set forth in Section IV.B. (Support for Relief Requested Pursuant to Section 12(d)(1)(J) of the 1940 Act), Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of said limits satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

D.     Sections 17(a)(1) and 17(a)(2) of the 1940 Act

1.      Affiliates: Other than Investing Funds

      Section 17(a) of the 1940 Act, among other things, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)…..”

unless the Commission upon application pursuant to Section 17(b) of the 1940 Act grants an exemption from the provisions of Section 17(a).

      Section 2(a)(3) of the 1940 Act defines an affiliated person of another person as:

“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities by such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

     Section 2(a)(9) of the 1940 Act states that “control” is “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with the company.”  Section 2(a)(9) also provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company…”.

      Under Section 2(a)(3)(E), the Adviser is an affiliate of a Fund as it is the investment adviser to the Fund.  Pursuant to Section 2(a)(9), a Fund may also be deemed to be controlled by the Adviser and thus any entity controlling, controlled by or under common control with the Adviser may be an affiliated person or Second Tier Affiliate of the Fund.49  Consistent with this premise, a Fund may be deemed to be under common control and an affiliate of any other registered investment company (or series thereof) advised by the Adviser (“Affiliated Fund”).

     Applicants anticipate the possibility that a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act.  In addition, there exists a possibility that a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of an Affiliated Fund making that investor a Second Tier Affiliate of each Fund.  For so long as such an investor is deemed to be an affiliate or Second Tier Affiliate, Section 17(a)(1) could be read to prohibit such person from depositing a Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase).  Likewise, Section 17(a)(2) could be read to prohibit the investor from redeeming a Creation Unit in-kind.  Accordingly, Applicants request an order under Section 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit persons that are affiliated persons or Second Tier Affiliates of a Fund solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of the Fund or the Trust; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions of Creation Units in-kind.50

____________________

49  Section 2(a)(9) of the 1940 Act defines “control” as “…the power to exercise a controlling influence over the management and policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

50  To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund and an affiliate, relief from Section 17(a) would not be necessary.

      Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either affiliated persons or Second Tier Affiliates of a Fund, Applicants are also requesting an exemption under Section 6(c) as well as under Section 17(b) of the 1940 Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).  Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      Applicants assert that no useful purpose would be served by prohibiting such affiliated persons or Second Tier Affiliates from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be affected in exactly the same manner for all purchases and redemptions, regardless of size or number.  All Creation Units will be issued and redeemed in the same manner at their NAV and there will be no discrimination between purchasers or redeemers.  Further, Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Fund, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity of the purchaser or redeemer.  Deposit Securities and Redemption Securities (except for permitted cash-in-lieu amounts) will be on the same terms for all, regardless of the identity of the purchaser or redeemer.

       The Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives.  Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with a Fund’s objectives and with the general purposes of the 1940 Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons or Second Tier Affiliates because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

      On the basis of the foregoing as well as the rational set forth in Section IV.C. (Support for Relief Requested Pursuant to Section 17(b) of the 1940 Act) and Section IV.A. (Support for the Relief Requested Pursuant to Section 6(c) of the 1940 Act), Applicants believe that the relief requested: (i) satisfies Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) satisfies Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.      Affiliates: Investing Funds

       As explained in Section V.D.1. (Sections 17(a)(1) and 17(a)(2)-Affiliates Other Than Investing Funds), Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  An Investing Fund relying on the requested exemptive relief from Section 12(d)(1) of the 1940 Act could own 5% or more of the outstanding voting securities of a Fund.  In such cases, and for other reasons, an Investing Fund could become an affiliate or a Second Tier Affiliate of a Fund and, as a result, direct, in-kind sales and redemptions of Shares with a Fund could be prohibited.  Accordingly, Applicants request an order under Section 6(c) and Section 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit a Fund that is an affiliated person or Second Tier Affiliate of an Investing Fund to sell Shares to and redeem Shares from an Investing Fund and to effectuate purchases and redemptions of Creation Units in-kind.51

       Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of purchases or redemptions of Creation Units by Investing Funds that may be deemed to be either affiliated persons or Second Tier Affiliates of a Fund, Applicants are also requesting an exemption under Section 6(c) as well as under Section 17(b) of the 1940 Act to permit an Investing Fund that is an affiliated persons or Second Tier Affiliates of a Fund to effectuate purchases and redemptions of Creation Units in-kind.

       Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.

____________________

51  Applicants anticipate that most Investing Funds will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund.  Relief from Section 17(a) is not required when an Investing Fund that is an affiliate or Second Tier Affiliate of a Fund purchases or sells Shares in the secondary market as such transactions are not principal transactions with the Fund.  However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares in Creation Units.  The requested relief is intended to cover in-kind transactions that would accompany such sales and redemptions.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because the Advisor or an entity controlling, controlled by or under common control with the Advisor is also an investment adviser to that Investing Fund.

       Applicants believe that an exemption is appropriate because the purchase or redemption of Creation Units will be based on the NAV of the Fund regardless of whether the Investing Fund is an affiliate of the Fund or not.  Moreover, the purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment policies set forth in the Investing Fund’s registration statement.  The FOF Participating Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in its registration statement. Deposit Securities and Redemption Securities (except for permitted cash-in-lieu amounts) will be on the same terms for all, regardless of the identity of the purchaser or redeemer.

       For the reasons set forth herein and in Section IV.A. (Support for Relief Requested Pursuant to Section 6(c) of the 1940 Act), Section IV.C. (Support for Relief Requested Pursuant to Section 17(b) of the 1940 Act), Section V.C. (Section 12(d)(1) of the 1940 Act), Section V.D.1. (Sections 17(a)(1) and 17(a)(2)-Affiliates Other than Investing Funds), and V.D.2. (Sections 17(a)(1)and17(a)(2)). Applicants believe that relief requested: (i) satisfies Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) satisfies Section 6(c) and is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. EXPRESSED CONDITIONS TO THIS APPLICATION

        Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.     Actively-Managed Exchange-Traded Fund Relief

1.     As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on the Listing Market.

2.     Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of the Shares may acquire Shares from a Fund and tender Shares for redemption to the Fund in Creation Units only.

3.     The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.     On each Business Day, before commencement of trading in Shares on the Listing Market, each Fund will disclose on the Website the identities and quantities of the

Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of that Business Day.

5.     No Adviser or any Other Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

6.     The requested order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively–managed ETFs.

B.        Section 12(d)(1) Relief

1.      The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.      No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.      The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.      Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.      The Investing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund.  Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser.  In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

6.      No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7.      The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the Shares of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund.  The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of a Fund.

8.      Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

9.      Before investing in Shares in excess of the limits in Section 12(d)(1)(A), each  Investing Fund and a Fund will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), their Sponsors or Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of each Investing Fund Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.      Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.      Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.      No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

          Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed and copied to the persons listed on the cover page of this Application.

        In accordance with Rule 0-5 under the 1940 Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

       Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Dated:  June 10, 2011

By: __/s/ B. Randolph Bateman  ___________

          Name: B. Randolph Bateman

Title: President, Huntington Asset Advisors, Inc.  and Huntington Strategy Shares

By: __/s/ John Munch, Esq. _______________

          Name: John Munch, Esq.

Title:  General Counsel and Secretary, SEI Investments Distribution Co.

AUTHORIZATION

Huntington Strategy Shares

In accordance with Rule 0-2(c) under the 1940 Act, B. Randolph Bateman, President of the Trust, states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the pursuant to the following resolution adopted by the Board of Trustees of the Trust on November 11, 2010:

 RESOLVED, that the execution and filing with the SEC of one or more future amended or new applications for exemptive relief under the 1940 Act be, and hereby is, approved; and that the Officers be, and each hereby is, authorized and directed, on behalf of the Trust, to cause to be prepared and executed and cause to be filed with the SEC one or more applications, and any amendments thereto, for exemptive relief, subject to the advice of Trust Counsel, such approval to be conclusively evidenced by the execution thereof; provided, that the Trust shall not rely on any such exemptive relief obtained prior to specific Board review.

/s/ B. Randolph Bateman                                                                       DATE:  June 10, 2011

 B. Randolph Bateman, President

AUTHORIZATION

Huntington Asset Advisors, Inc.

       In accordance with Rule 0-2(c) under the Act, B. Randolph Bateman states that all actions necessary to authorize the execution and filing of this Application by Huntington Asset Advisors, Inc. have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Huntington Assets Advisors, Inc.

/s/ B. Randolph Bateman                                                                         DATE:  June 10, 2011

B. Randolph Bateman, President

AUTHORIZATION

SEI Investments Distribution Co.

        In accordance with Rule 0-2(c) under the Act, John Munch states that all actions necessary to authorize the execution and filing of this Application by SEI Investments Distribution Co. have been taken, and that as General Counsel and Secretary thereof, he is authorized to execute and file the same on behalf of SEI Investments Distribution Co.

/s/ John Munch, Esq.                                                                                DATE:  June 10, 2011

John Munch, General Counsel and Secretary

SEI Investments Distribution Co.

VERIFICATION

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of Huntington Strategy Shares; that he is the President of the Trust; and that all action by the Board of Trustees, officers and other persons necessary to authorize the deponent to execute and file such instrument has been taken.  Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ B. Randolph Bateman____________

Name: B. Randolph Bateman

  Title: President, Huntington Strategy Shares

VERIFICATION

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of Huntington Asset Advisors, Inc.; that he is the President of such company; and that all action by the Board of Directors, officers and other persons necessary to authorize the deponent to execute and file such instrument has been taken.  Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ B. Randolph Bateman ___________

Name: B. Randolph Bateman

Title: President, Huntington Asset Advisors, Inc

.

VERIFICATION

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of SEI Investments Distribution Co.; that he is the General Counsel and Secretary of such company; and that all action by the Board of Directors, officers and other persons necessary to authorize the deponent to execute and file such instrument has been taken.  Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John Munch, Esq.  ______________

Name: John Munch, Esq.

Title:   General Counsel and Secretary, SEI Investments Distribution Co.